# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Austin Gold Corp., CIK 0001817740
CUSIP: 05223F106
Title of class of securities: Common Shares, No Par Value
Address of issuer's principal executive offices: 1021 West Hastings Street, 9th Floor, Vancouver, British Columbia Canada (A1), V6E 0C3
Date of event which requires filing of this statement: 03/27/2025
Amends the filing with accession number 0000912282-23-000518
Filed by CIK 0001134867
Persons authorized to receive notices and communications: Jason K. Brenkert, Dorsey & Whitney LLP, 1400 Wewatta Street, Suite 400, Denver, Colorado (CO), 80202-5549, (303) 629-3445

## Reporting persons
- HIGGS DARCY ALAN (CIK 0001134867): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 2,526,667; sole dispositive power 2,526,667; aggregate amount beneficially owned 2,526,667 (18.5% of the class)
  Comment: The numbers reported in Items 7, 9, and 11 include 1,926,667 Common Shares and options to purchase 410,000 Common Shares beneficially owned by Reporting Person, control or direction over 90,000 shares owned by Santorini Investment Corp., and control or direction over 100,000 Common Shares owned by family members who reside with him.
  
  The percentages used herein are calculated based upon 13,271,750 outstanding Common Shares of the Issuer, plus 410,000 Common Shares in aggregate underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, No Par Value
Name of issuer: Austin Gold Corp.
Address of issuer's principal executive offices: 1021 West Hastings Street, 9th Floor, Vancouver, British Columbia Canada (A1), V6E 0C3
Comment:
This statement constitutes Amendment Number 1 ("Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on November 20, 2023 (the "Original Schedule 13D") with respect to the common stock of Austin Gold Corp. (the "Issuer"), beneficially owned and controlled by Darcy Higgs (the "Reporting Person").

This Amendment No. 1 amends and supplements the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Pursuant to share purchase agreements dated March 17, 2025, the Reporting Person acquired, through private sale, beneficial ownership of 10,000 Common Shares and control over 100,000 Common Shares from Kenneth C. McNaughton, a director of the Issuer, and beneficial ownership of 250,000 Common Shares from Joseph Ovsenek, a director of the Issuer, using $452,862 of personal funds (converted from C$648,000 at a conversion rate of C$1.4309=US$1.00). The share purchase transaction closed March 27, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the additional 360,000 Common Shares for investment purposes and to exert control over the Issuer

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 2,526,667 Common Shares; 18.5%
Number of shares as to which each person has sole or shared power to vote or dispose: 2,526,667 Common Shares; 18.5%
Transactions in the class effected during the past sixty days: The Common Shares were purchased for $1.2579 per share (converted from C$1.80 per share at a conversion rate of C$1.4309=US$1.00). Certain provisions of the share purchase agreements are summarized in Item 3 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10.5 - Form of share purchase agreement dated March 17, 2025.

## Signatures
- HIGGS DARCY ALAN: /s/ Darcy Higgs, Darcy Alan Higgs (04/16/2025)